Exhibit 4.3

DESCRIPTION OF SERVISFIRST BANCSHARES, INC.’S CAPITAL STOCK

The following description of the capital stock of ServisFirst Bancshares, Inc. (the “Company”) and certain provisions of the Restated Certificate of Incorporation of the Company (the “Charter”) and the Bylaws of the Company, as amended (the “Bylaws”) is intended to be a summary of relevant provisions. This summary does not purport to be a complete description of the terms and conditions of the capital stock of the Company in all respects and is subject to and qualified in its entirety by reference to the Charter and Bylaws, as amended, the Delaware General Corporation Law and any other documents referenced in the summary descriptions and from which the summary descriptions are derived.

The authorized capital of the Company consists of 100,000,000 shares of common stock, $0.001 par value per share (the “Common Stock”), and 1,000,000 shares of undesignated preferred stock, $0.001 par value per share (the “Preferred Stock”). The rights, powers and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock that the Company may designate and issue in the future.

Common Stock

Issuance. The board of directors may authorize the issuance of authorized but unissued shares of Common Stock without shareholder approval, unless such approval is required in a particular case by applicable laws or regulations or requirements of any national securities exchange on which the Common Stock is traded.

Dividends. Holders of Common Stock are entitled to receive dividends when, as and if declared by the board of directors out of funds legally available for dividends and in compliance with the Delaware General Corporation Law and the regulations of the appropriate regulatory authorities. The Company began paying quarterly cash dividends in 2014.

Future declarations of quarterly dividends will be subject to the approval of the Company’s board of directors, subject to limits imposed on the Company by its regulators.

In order to pay any dividends, the Company will need to receive dividends from ServisFirst Bank, its wholly-owned subsidiary bank, or have other sources of funds. Under Alabama banking law, ServisFirst Bank is subject to restrictions on the payment of dividends to the Company, which are similar to those applicable to national banks. Pursuant to Alabama banking law, ServisFirst Bank may not, without the prior consent of the Superintendent of Banks (the “Superintendent”) of the Alabama Banking Department, pay any dividends to the Company in a year in excess of the total of (i) ServisFirst Bank’s net earnings (as defined by statute) for that year, plus (ii) the retained net earnings for the preceding two years, less any required transfers to surplus.

The Company’s payment of dividends may also be affected or limited by other factors, such as the requirement to maintain adequate capital above regulatory guidelines. The federal banking agencies have indicated that paying dividends that deplete a depository institution’s capital base to an inadequate level would be an unsafe and unsound banking practice. Under the Federal Deposit Insurance Corporation Improvement Act of 1991, a depository institution may not pay any dividends if payment would cause it to become undercapitalized or if it already is undercapitalized. Moreover, the federal agencies have issued policy statements that provide that bank holding companies and insured banks should generally only pay dividends out of current operating earnings. If, in the opinion of the federal banking regulators, the bank was engaged in or about to engage in an unsafe or unsound practice, the federal banking regulators could require, after notice and a hearing, that the bank stop or refrain from engaging in the questioned practice.

Our ability to pay dividends to our stockholders in the future will depend on our earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, our ability to service any equity or debt obligations senior to our common stock and other factors deemed relevant by our board of directors.

Voting Rights. Each share of common stock entitles the holder thereof to one vote per share on all matters on which the holders of our common stock are entitled to vote. The common stock does not have cumulative voting rights.

Liquidation. In the event of our liquidation, dissolution or winding up, whether voluntary or involuntary, the holders of common stock are entitled to receive, pro rata, our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.

Other Rights and Preferences. The holders of our common stock have no preemptive rights. Shares of our common stock are not convertible into shares of any other class of capital stock. The issued and outstanding shares of our common stock are fully paid and nonassessable.

Our common stock is listed on the NASDAQ Global Select Market under the symbol “SFBS.”

Preferred Stock

Our board of directors is authorized, without further stockholder action, to issue up to 1,000,000 shares of preferred stock, $0.001 par value per share, in one or more series, and to establish the number of shares to be included in each such series, and to fix the designation, relative rights, preferences, qualifications and limitations of each such series. As of December 31, 2019, there were no shares of preferred stock issued and outstanding. We may amend our charter to increase the number of authorized shares of preferred stock in a manner permitted by our charter, as amended, and the Delaware General Corporation Law.

If we offer to sell preferred stock, we will file with the Securities and Exchange Commission an amendment to our charter setting forth the terms of the preferred stock, and the prospectus supplement related to that offering will include a description of the specific terms of the preferred stock, including the following:

●	the number of shares constituting that series and the distinctive designation of that series;

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the dividend rate on the shares of that series, whether dividends shall be cumulative and, if so, from which date or dates, and whether they should be payable in preference to, or in another relation to, the dividends payable on any other class or classes or series of stock;

●	whether that series shall have voting rights, in addition to the voting rights provided by law, and, if so, the terms of such voting rights;

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whether that series shall have conversion or exchange privileges and, if so, the terms and conditions of such conversion or exchange, including provision for adjustments for the conversion or exchange rate in such events as the board of directors shall determine;

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whether or not the shares of that series shall be redeemable and, if so, the terms and conditions of such redemption, including the manner of selecting shares for redemption if less than all shares are to be redeemed, the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

●	whether that series shall be entitled to the benefit of a sinking fund to be applied to the purchase or redemption of shares of that series and, if so, the terms and amounts of such sinking funds;

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the rights of the shares of that series to the benefit of conditions and restrictions upon the creation of indebtedness of the Company or any subsidiary, upon the issuance of any additional stock (including additional shares of such series or of any other series) and upon the payment of dividends or the making of other distributions on, and the purchase, redemption or other acquisition by the Company or any subsidiary of, any outstanding stock of the Company;

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the right of the shares of that series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company and whether such rights shall be in preference to, or in other relation to, the comparable rights or any other class or classes or series of stock; and

●	any other relative, participating, optional or other special rights, qualifications, limitations or restrictions of that series.

The shares of preferred stock will, when issued against full payment of their purchase price, be fully paid and nonassessable.

Selected Provisions of our Charter and Bylaws

We summarize various provisions of our charter and our bylaws, each as amended, and Delaware law in the following paragraphs. These provisions may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in his or her best interest, including those attempts that might result in a premium over the market price for his or her shares.

Charter and Bylaws

Our charter and bylaws, each as amended, currently contain provisions that may be deemed to be “antitakeover” in nature. Among other things, our charter and bylaws, as amended:

●	provide that special meetings of stockholders may be called at any time by the Chairman of our board of directors, by the President or by order of the board of directors;

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enable our board of directors to issue preferred stock up to the authorized amount, with such preferences, limitations and relative rights, including voting rights, as may be determined from time to time by the board;

●	enable our board of directors to increase the number of persons serving as directors and to fill the vacancies created as a result of the increase by a majority vote of the directors then in office;

●	enable our board of directors to amend our bylaws without stockholder approval; and

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do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose).

In addition, the corporate laws and regulations applicable to us enable our board of directors to issue, from time to time and at its discretion, but subject to limits imposed by applicable law and by any exchange on which our securities may be listed, any authorized but unissued shares of our common or preferred stock. The additional authorized shares could be used by our board of directors, if consistent with its fiduciary responsibilities, to discourage persons from attempting to gain control of us by diluting the voting power of shares then outstanding or increasing the voting power of persons who would support the board of directors in a potential takeover situation, including by preventing or delaying a proposed business combination that is opposed by the board of directors although perceived to be desirable by some stockholders.

Delaware Law

We are a Delaware corporation and consequently are also subject to certain anti-takeover provisions of the Delaware General Corporation Law. Under Section 203 of the Delaware General Corporation Law, a Delaware corporation may not engage in any business combination with any interested stockholder for a period of three years following the date such stockholder became an interested stockholder, unless:

●	before such date the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

●

upon completion of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding:

o	shares owned by persons who are directors and also officers, and

o	employee stock plans, in certain instances; or

●	on or after such date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines an interested stockholder of a corporation to be any person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) who:

●	owns, directly or indirectly, 15% or more of the outstanding voting stock of the corporation; or

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is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately before the date on which it is sought to be determined whether such person (and any affiliate or associate of such person) is an interested stockholder;

Section 203 defines business combinations to include certain mergers, consolidations, asset sales, transfers and other transactions resulting in a financial benefit to the interested stockholder.

The restrictions imposed by Section 203 will not apply to a corporation if:

●	the corporation’s original charter contains a provision expressly electing not to be governed by Section 203; or

●	the corporation, by the action of stockholders holding majority of outstanding voting stock, adopts an amendment to its charter or by-laws expressly electing not to be governed by Section 203.

We have not opted out of Section 203. Section 203 could under certain circumstances make it more difficult for a third party to gain control of us, deny stockholders the receipt of a premium on their common stock and may reduce the price at which the common stock may be sold.]

Indemnification; Forum for Adjudication of Disputes

In accordance with Delaware law, our charter and bylaws, as amended, contain provisions that limit the personal liability of our directors for violations of their fiduciary duty. Our charter eliminates each director’s liability to us and our stockholders for monetary damages except (i) for breach of the director’s duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions or (iv) for any transaction from which a director derived an improper personal benefit.

Additionally, our bylaws, as amended, provide that unless we consent to the selection of an alternative forum, a state or federal court located within the state of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of Delaware law, and (iv) any action asserting a claim governed by the internal affairs doctrine, in all cases subject to the applicable court having personal jurisdiction over the indispensable parties named as defendants.